Suite 3400 666 Burrard Street Vancouver, BC Canada, V6C 2X8 Telephone (604) 696-3000 Facsimile (604) 696-3001
VIA EDGAR AND FACSIMILE
September 30, 2009
Mr. Mark C. Shannon and Ms. Jennifer O’Brien
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

RE:	Goldcorp Inc. Form 40-F for the Fiscal Year Ended December 31, 2008 Filed March 16, 2009 Response Letter Dated June 23, 2009 File No. 001-12970
Dear Mr. Shannon and Ms. O’Brien:
Further to our letter of September 9, 2009, please accept this request for a second extension to respond to your comment letter of August 27, 2009.
We are continuing to consult with our auditors in order to ensure the completeness of our responses to these comments. However, additional time is required. Therefore, we would propose to provide our written response to you on or before October 23, 2009.
Should you have further questions, please address your letter to the undersigned.
Yours truly,
Lindsay Hall
Executive Vice President and Chief Financial Officer

cc:	James Barron Deloitte & Touche LLP Mark Bennett and Jennifer Traub Cassels Brock & Blackwell LLP David Stone Neal, Gerber & Eisenberg, LLP